EXHIBIT 1.A.(3)(C)


     Commission Schedule For

     PRUSELECT II LIFE INSURANCE CONTRACTS

I. A. First Year Commission is 12% of paid premiums up to the target commissionable premium. The target commissionable premium is the seven-pay premium, for the lowest face amount scheduled in the first seven contract years, as defined in I.R.C. Sec. 7702A.

     B. On first year premium in excess of the target commissionable premium and on all premiums paid after the first contract year, a 4% commission will be paid.

     C. At the end of each contract year, a commission of .20% of the contract fund will be paid.

     D. For contracts purchased by one owner, or for which the insureds share a common employment or business relationship, where the total of the target premium on all contracts exceeds $5 million, the first year commission on that portion of the paid first year target commissionable premium in excess of $5 million will be reduced from 12% (see I.A. above) to 9%. The reduction will apply uniformly to all such contracts. Additional reductions may apply on a uniform basis at Pruco Life's discretion to the first year premium on the portion of the paid first year target commissionable premium in excess of $5 million.

II. In the event a Contract lapses or is surrendered within the first two Contract years, a portion or all of the first $10 million year commission may be subject to recapture by the Pruco Life Insurance Company. If the Contract lapses at the end of year one, 30% of the commission is subject to recapture. A higher percentage of the first year commission may be recaptured on earlier lapses. A lower and decreasing portion of the first year commission is subject to recapture throughout the second Contract year.

     In addition, Pruco Life will subject to recapture commissions equal to any sales charge returned to the contract owner upon surrender within the first three Contract years under the terms of the Contract.

III. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than that stated above.





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